FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated September 4, 2003

SIGNATURES
Shareholders in agreement at Leica Geosystems’ Annual General Meeting
About Leica Geosystems AG

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 5 September 2003	By:	/s/ Christian Leu

		Name:	Christian Leu
		Title:	Chief Financial Officer

Communication to Investors/Media

Detailed information at www.leica-geosystems.com		Leica Geosystems AG
Heinrich-Wild-Strasse
No	Annual Shareholders Meeting (September 2003)	CH-9435 Heerbrugg
Contact	George Aase, Investor Relations,	(Switzerland)
	Phone +41 (0)71 727 30 64	www.leica-geosystems.com

Shareholders in agreement at Leica Geosystems’ Annual General Meeting

Heerbrugg (SG), September 4, 2003 - At their Annual General Meeting in Widnau yesterday, the shareholders of Leica Geosystems Holdings AG approved all proposals of the Board of Directors, including the re-election of Mr. Mario Fontana, Chairman, and Mr. Hans Hess, President and Chief Executive Officer of Leica Geosystems. As in earlier years, the shareholders also supported the motion of the board not to pay a dividend for its fiscal year 2003, despite a positive net income. In his address to shareholders, Hess confirmed the positive revenue and profit outlook for the current fiscal year 2004 despite the possibility of a small net loss in the second quarter.

In his address to the 396 shareholders present at this meeting, Hans Hess reviewed the results of a challenging fiscal year 2003. The company lowered its operating costs by CHF 41 million or 11% in fiscal year 2003. The free cashflow increased to CHF 85.8 million in connection with a lowered net working capital and the divestments of Vectronix and Wiltronic. Consequently the company reduced its net debt to CHF 154 million and recorded a net profit of CHF 21.9 million.

Concerning the future of the company, Hans Hess emphasized the strong market position, the positive results of a recent customer satisfaction survey, the many innovative new products coming to market this year and the leading technological position of the Company. He also commented on the Company’s recent acquisition of Tritronics, a leader in machine automation solutions for the mining industry. Although the Board of Directors has set the clear directive for Leica Geosystems to primarily grow organically, they did not want to let this attractive opportunity pass.

Hans Hess reiterated for the shareholders the Company’s outlook for the current year. After a good result in the first quarter, the company expects that the second quarter sales will be on the level of the prior year, mainly due to the seasonally slow months July and August and the timing of several new product launches. For the fully year he confirmed the earlier guidance to achieve sales growth of between six and seven percent this fiscal year, with an EBITDA margin above the prior year and a positive net income despite a possible small loss in the second quarter.

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About Leica Geosystems AG

Leica Geosystems is a world leader in positioning, surveying and data capture solutions for GIS and CAD systems with the most comprehensive range of systems and solutions for the acquisition, modeling and visual representation of spatial data using a variety of technologies such as lasers, GPS and imaging. Leica Geosystems develops, distributes and supports modern systems for land and cadastral surveying, remote sensing, engineering, mining, building and construction and industrial measurement techniques. The company operates six divisions, and has more than 20 sales companies and 200 sales partners worldwide. A recent study by the Geneva Environmental Institute (SiRi) ranked Leica Geosystems as one of the top ten most environmentally efficient companies on the Swiss Stock Exchange (SWX:LGSN).

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

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Investor Relations Contact:
George Aase
Telephone (direct)     +41 (0)71 727 3064
E-Mail George.Aase@leica-geosystems.com

Media Contact:
Fritz Staudacher
Telephone (direct)     +41 (0)71 727 3043
E-Mail Fritz.Staudacher@leica-geosystems.com

Leica Geosystems, September 3, 2003	2	AGM, Widnau